June 8, 2009
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jill S. Davis, Division of Corporation Finance

Re:	Denbury Resources Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 11, 2009 File No. 001-12935
Dear Ms. Jill S. Davis:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated May 22, 2009. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Form 10-K for the Fiscal Year Ended December 31, 2008
Business, page 4
Overall tertiary economics, page 8
1.	We note your disclosure under this heading and on page 40, which states that “Our inception-to-date finding and development costs (including future development and abandonment costs but excluding expenditures on fields without proved reserves) for our tertiary oil fields through December 31, 2008, are approximately $11.30 per BOE.” Please tell us and expand your disclosure to describe how this measure is calculated. Please confirm, if true, that the information used to calculate this measure is derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11 and 21 of SFAS 69, or otherwise advise. To the extent applicable, we would also expect certain information contained in the disclosure required by paragraph 30(b) of SFAS 69 to be used to calculate this ratio. Please advise.

2.	In addition, please expand your disclosure surrounding your inception-to-date finding and development cost measure to address the following:
•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).
•	It is not appropriate to calculate this ratio using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method;

•	When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure;

•	Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures.
•	Identify the reasons why proved reserves were added.
•	The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

•	Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. For example, changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserves, but do not require the expenditure of additional exploration or development costs.
•	Disclose how management uses this measure.

•	Disclose the limitations of this measure.

•	Indicate whether the finding and development cost per unit measure is comparable to other like measures disclosed by other companies.

Response to 1 and 2
We have included the disclosure of our inception-to-date finding and development cost for our tertiary recovery activities as a point of reference in our analysis of our overall economics of our tertiary activities. This is a measure of the average cost (over the period between 1999 and the present) of finding and developing our proved oil reserves through tertiary oil recovery utilizing CO2. We believe this information is useful to our investors to help them understand the overall economics of this type of activity and how it compares to our long-term expectations for these activities. This disclosure is not intended to represent our Company-wide finding and development cost for a particular year that could then be compared to those costs of other companies. As this is an inception-to-date disclosure, it is not calculated directly from the information contained in our 2008 Form 10-K.
We refer you to the defined term “Finding and Development Cost” on page 3 of our Form 10-K for the year ended December 31, 2008, which describes how this measure is calculated. The information used to calculate this measure is consistent with amounts disclosed in the schedule of costs incurred and the reconciliation of the beginning and ending proved reserve quantities, which in turn are presented as required by paragraphs 11 and 21 of SFAS 69, and which also take into effect the future development cost requirement of paragraph 30 of SFAS 69. However, this particular “finding and development cost” disclosure cannot be derived directly from the line items disclosed in our SFAS 69 reconciliations contained in our 2008 Form 10-K, as the measure disclosed is an inception-to-date measure only of our tertiary proved reserves, rather than the SFAS 69 reconciliations which are for annual reporting periods and include the costs and quantities of all our Company-wide reserves in the full cost pool.
In other areas of the Form 10-K, we have provided much of the additional disclosures that you suggested are needed if finding and development cost numbers are disclosed. For instance, disclosure regarding reserves added during 2008 in our tertiary operations is included on page 5 of our Form 10-K under “Oil and Gas Operations.” Also, a detailed discussion of each of our tertiary operations follows on pages 8 through 13. We also discuss in more detail the proved undeveloped reserves associated with our tertiary operations on page 21, under “Estimated Net Quantities of Proved Oil and Natural Gas Reserves and Present Value of Estimated Future Net Revenues.” Further, while not specific to our tertiary operations, we disclose the required future development costs of our proved reserves in our commitments and obligations table on page 37.

Some of the items you request are not practical to discuss in an inception-to-date calculation, or would be too lengthy or historical to be meaningful. For example, trying to identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs for each of the last nine years would not seem to be very practical or meaningful. We would agree that it would be helpful to include this information when calculating a single year measure that is used for the purpose of providing information that is intended to be comparable to other company-wide calculations, but that was not our intent. We meant for this disclosure to give the reader an idea of the capital costs per barrel for these types of operations on a historical basis, just as we give an indication of the anticipated finding costs in the next sentence (in MD&A on page 40) for these same types of operations. We believe that both of these disclosures are useful to the reader and are the types of disclosures that meet the spirit of MD&A’s requirements to discuss known costs and trends.
We would note that our disclosure of forecasted finding and development costs for these operations is presented in the context of our disclosure which states: “Currently, we forecast that our finding and development costs for most of our tertiary projects will average less than $10 per BOE over the life of each field.” As the primary intent of our disclosure was to provide relevant information concerning the economics of these operations, we propose that if we include this disclosure in the future that we discuss this in more general terms, with ranges or less specific numbers, which would provide the reader with data about our costs and the economics of our tertiary operations. As an example, we would envision a statement like the following:
“Currently, we forecast that our finding and development costs for most of our tertiary projects will average less than $10 per BOE over the life of each field, depending on the state of a particular field at the time we begin operations, the amount of potential oil, the proximity to a pipeline or other facilities, and other factors. Although our average finding and development cost to date is slightly higher than this (including future development and abandonment costs but excluding expenditures on fields without proved reserves), this amount does not include the unproved potential reserves in these fields. These calculations are based on estimates relating to reserves and costs for which there are inherent uncertainties. For example, future development costs may increase due to economic factors outside of our control, and there are numerous complexities inherent in estimating quantities of proved reserves, including many factors beyond our control. See “Risk Factors — Estimating our reserves, production and future net cash flows is difficult to do with any certainty.” See also Note 15, “Supplemental Oil and Natural Gas Disclosures,” to the Consolidated Financial Statements.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
2008 Operating Highlights, page 32
3.	We note your statement on pages 33 and 49 that “During 2008 our proved oil and natural gas reserves increased from 194.7 MBOE as of December 31, 2007 to 250.5 MBOE at December 31, 2008, replacing approximately 525% of our 2008 production, almost entirely from organic growth.” Please tell us and expand your disclosure to describe how this ratio is calculated. Please confirm, if true, that the information used to calculate this ratio is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69, or otherwise advise.

4.	In addition, please expand your disclosure surrounding your reserve replacement ratio to address the following:
•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).
•	It is not appropriate to calculate this ratio using non-proved reserve quantities, or, proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.
•	Identify the reasons why proved reserves were added.
•	The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.
•	Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

•	Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

•	Disclose how management uses this measure.

•	Disclose the limitations of this measure.

Response to 3 and 4
We confirm the information used to calculate this ratio is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69. In our future filings, if we use this ratio, we will expand our disclosures surrounding this ratio to discuss the items addressed below.
The reserve replacement figure of 525% represents a measure of Denbury’s reserve growth relative to our annual production amount. It is calculated by dividing (i) the sum of total additions to estimated proved reserves (including extensions and discoveries, improved recovery, acquisitions, revisions of previous estimates, but excluding revisions due to price changes, as included in our reconciliation of beginning and ending proved reserve quantities as disclosed in the table of “Estimated Quantities of Reserves” included on page 96) by (ii) our 2008 production.
The proved reserve additions of 88.9 million BOE are primarily comprised of proved reserves added as a result of expansion of our tertiary oil recovery operations and our Barnett Shale drilling activities, as further described on pages 5 through 14 under “Oil and Gas Operations.” We expect the nature of our reserve additions to be similar in the future. However, the amount of reserve additions is a function of several factors, including the level and timing of capital expenditures, the success of our tertiary recovery and drilling operations, as well as future commodity prices and other economic factors outside of management’s control.
There are numerous complexities inherent in estimating quantities of proved reserves, including many factors beyond our control. See “Risk Factors — Estimating our reserves, production and future net cash flows is difficult to do with any certainty.” See also Note 15, “Supplemental Oil and Natural Gas Disclosures,” to the Consolidated Financial Statements.
We use the reserve replacement measure as one of several indications of reserve growth. By excluding the change in reserves due to prices, we exclude the change in reserves due to external factors outside of management’s control.
There are several limitations of this measure. This measure does not provide a complete assessment of a company’s success, as some companies increase their reserves more significantly through acquisition than through organic activities. Also, the cost at which the reserves are being replaced must also be considered when evaluating a company’s performance.

Consolidated Statements of Cash Flows, page 62
5.	Please explain to us in necessary detail the nature of items included in your investing activity line item titled ‘Change in accrual for capital expenditures’ and confirm, if true, that such amounts represent cash activity or otherwise advise.
Response
The line item titled “Change in accrual for capital expenditures” represents the increase or decrease in our accrual for the capital expenditures which are reported (including the related accrual) in the investing activity line items titled “Oil and natural gas capital expenditures” and “CO2 capital expenditures, including pipelines” in our Consolidated Statements of Cash Flows, page 62. These three lines combined represent our actual cash outlays for capital expenditure activities during the period. We believe this provides useful information to investors, as we are in a capital intensive industry, and at times the difference between our incurred capital expenditures and our actual cash outlays related thereto can be material.
6.	Please confirm, if true, that the amount you incurred for the $30 million non-refundable deposit for the purchase of the Conroe Field, which you subsequently cancelled in October 2008, is reported as an operating activity or otherwise advise.
Response
We confirm the $30 million non-refundable deposit for the purchase of the Conroe Field is reported as an operating activity in our 2008 Consolidated Statements of Cash Flows, page 62.
Note 1. Significant Accounting Policies, page 65
CO2 Pipelines, page 68
7.	Please disclose the range of the estimated useful lives of your pipelines. In this regard, we note your disclosure that “Each pipeline is depreciated on a straight-line basis over its estimated useful life.”

Response
We depreciate our pipelines over their useful lives as determined for GAAP purposes, which ranges between 20 to 30 years. In our future filings, we will disclose the GAAP useful lives of these pipelines.
Note 3. Relates Party Transactions — Genesis
Incentive Compensation Agreement, page 74
8.	We note you entered into incentive compensation agreements in December 2008 whereby the members of Genesis’ management have the ability to earn an approximate 17% interest in the incentive distributions that Genesis Energy, LLC will receive from Genesis Energy. We further note these awards have a mandatory redemption feature and your disclosure that “The estimated fair value of the mandatory redemption feature of these awards will be recorded as a liability at each reporting date.” Please disclose the amount you recorded as a liability at December 31, 2008 or otherwise explain why a liability was not recorded at December 31, 2008. Please also include all applicable disclosures required by paragraphs 26 through 28 of SFAS 150, or otherwise advise why you believe these disclosures are not necessary.
Response
The equity incentive awarded to Genesis’ management on December 31, 2008 has a graded vesting of 25% per year from this date. We are applying the graded vesting attribute for expense recognition as required under the provisions of SFAS 123(R). The award liability at December 31, 2008 when applying this graded vesting attribute recognition was not material to our financial statements as only one day of the four year vesting period had expired.
We account for this equity incentive award under the provisions of SFAS 123(R) as the award is within the scope of this accounting statement. We concluded that SFAS 123(R) is applicable because of the equity characteristics of the award. Therefore, in our view the disclosure requirements of paragraphs 26 through 28 of SFAS 150 do not apply.
Note 13. Condensed Consolidating Financial Information, page 91
9.	We note you present condensed consolidating financial information in reliance upon Rule 3-10 of Regulation S-X, which provides relief from providing full financial statements for each of the subsidiary guarantors. Please tell us which of the scope exceptions from paragraphs (b), (c), (d), (e) and (f) of Rule 3-10 of Regulation S-X you are relying upon as an exception to the general rule of paragraph (a)(1) of this section.

Response
Paragraph (a)(2) of Section 3-10 of Regulation S-X references paragraphs (b),(c), (d), (e), and (f) of Section 3-10 of Regulation S-X (“Rule 3-10”) as exceptions to the general rule in (a)(1) requiring guarantors to file separate financial statements. Paragraph (a)(2) further provides: “Only one of these paragraphs can apply to a single issuer or guarantor.” Although previously, we relied on paragraph (d), as discussed below, at this time, we rely on paragraph (f). It is interesting to note that there is a discrepancy between the adopting releases (33-7878 and 34-43124) and Rule 3-10(a)(2), in that the release states only one of the five paragraphs can apply to a particular offering rather than, as stated in the rule, only one of the five paragraphs applying to a particular issuer.
The only anomaly in our reliance on paragraph (f) is that our issuance of notes due 2013 has co-issuers/obligors with subsidiary guarantors, rather than a parent-only issuer with subsidiary guarantors.
We believe our reliance on paragraph (f) comports with discussions between our outside legal counsel in 2005 with Mr. Craig Olinger, then deputy chief accountant at the Commission, regarding which paragraph applied to our particular situation. At that time, as a result of a holding company reorganization, our only outstanding notes, the notes due 2013, which had originally been issued solely by the parent company, had co-obligors/issuers and subsidiary guarantors. After researching the matter, Mr. Olinger was comfortable with our relying on either paragraph (f) or paragraph (d) because he did not see that including the additional column for the co-issuer/obligor added any material information for the security holders. Nevertheless, we decided to provide the columns required by paragraph (d).
In our three subsequent notes issuances, we have not had co-issuers or co-obligors. Our parent company has been the sole issuer, and the subsequent notes have all been guaranteed by our subsidiaries, including the subsidiary that is the co-issuer/obligor of our notes due 2013.
Therefore, although previously, we relied on paragraph (d) with its fuller disclosure regarding the co-obligor, we now rely on the exception contained in paragraph (f).
Our outside counsel’s conversations with Mr. Olinger gave us comfort in our determination that we could rely on paragraph (f), even for our notes due 2013 with respect to which the parent and a subsidiary are co-obligors, which is the position we take now, given our issuance since 2005 of senior subordinated notes at the parent level guaranteed by our subsidiaries.

Condensed Consolidating Statements of Cash Flows, page 93
10.	In addition, please support your presentation of one line item totals for the cash flow from both investing and financing activities under your requirement to follow the general guidance in Rule 10-01 of Regulation S-X for the form and content for condensed financial statements. In this regard, Rule 10-01(a)(4) of Regulation S-K provides special instructions for presenting changes when they exceed 10% of the average of funds provided by operations for the most recent three years. Please advise. This comment also applies to the presentation of this information in your Form 10-Q for the fiscal quarter ended March 31, 2009.
Response
Denbury Resources Inc. (Parent) has no independent assets or operations. Denbury Onshore, LLC is our operating subsidiary. The investing and financing activities listed in the condensed consolidating statements of cash flows for Denbury Onshore, LLC on page 20 of our Form 10-Q for the fiscal quarter ended March 31, 2009 are the same as those itemized on the consolidated statements of cash flows on page 5 of our Form 10-Q for the fiscal quarter ended March 31, 2009. The investing and financing activities for Denbury Resources Inc. in the condensed consolidating statements of cash flows represent intercompany activities between that Parent and its operating subsidiary associated with the debt issued by Parent.
In our view, the one line item totals for these investing and financing activities is appropriate, as the itemized amounts of the totals for Denbury Onshore, LLC are listed on the consolidated financial statements and the amounts for Denbury Resource Inc. are intercompany balances that equal the elimination balance. However in our future periodic filings and in accordance with Rule 10-01(a)(4) of Regulation S-X, we will add a statement that explains the activities of Denbury Resources Inc. to clarify it is a movement of cash using intercompany loans between Parent and its operating subsidiary to service Parent issued debt.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Controls and Procedures, page 38
11.	Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers. Please modify your disclosed definition of “disclosure controls and procedures” or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement.
Response
In future filings we will specify, if true, that we maintain disclosure controls and procedures designed to ensure that information required to be disclosed in Exchange Act reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure, so that our disclosure will read as follows:
“We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, consisting of internal controls designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of the end of the period covered by this quarterly report on Form 10-Q and have determined that such disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this quarterly report is accumulated and communicated to them and our management to allow timely decisions regarding required disclosure.”
12.	You state there were no “significant changes” in your internal controls over financial reporting during the period covered by your quarterly report on Form 10-Q. Please note Item 308(c) of Regulation S-K requires you to disclose any change identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that “materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.” Please modify your disclosure as appropriate.

Response
In future filings we will discontinue using the word “significant” as a modifier for changes in internal controls over financial reporting. The use of the word “significant” was not intended to limit our response to the required disclosure and removing it would have no impact on our conclusion. We would expect our future disclosure to read as follows, assuming we do not have material items to disclose:
“There have been no changes in the Company’s internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”
In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, of by fax at 972-673-2150.

Sincerely,
/s/ Mark C. Allen

Mark C. Allen Vice President and Chief Accounting Officer